UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

PEOPLE'S LIBERATION, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

711153 10 6

(CUSIP Number)

Daniel Guez
c/o People's Liberation, Inc.
150 West Jefferson Boulevard
Los Angeles, California 90007
(213) 745-2123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 711153 10 6	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DANIEL GUEZ.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,198,387
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,198,387
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,198,387
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A
Page 3 of 5 Pages

This amendment to Schedule 13D (“Amendment Number 2”) amends and supplements the Schedule 13D of Daniel Guez (“Guez”) filed with the Securities and Exchange Commission on November 30, 2005 (the “Original Filing”), as amended on December 9, 2005 (“Amendment Number 1”). Terms not defined herein shall have the meaning ascribed to them in the Original Filing.

Purpose of Amendment Number 2

This Amendment Number 2 is being filed to report the sale of Common Stock of People’s Liberation, Inc. (the “Company”) by Mr. Guez and the expiration of a voting agreement to which Mr. Guez was a party with respect to his shares in the company.

Item 1.	Security and Issuer.

This Amendment Number 2 does not amend or supplement the response to Item 1 contained in the Original Filing, as amended by Amendment Number 1.

Item 2.	Identity and Background.

Item 2 of the Original Filing is supplemented and amended by the information below.

On May 21, 2007, Mr. Guez resigned as the Company’s Chief Executive Officer. Mr. Guez continues to serve as the Company’s Creative Director and Co-Chairman of the Board of Directors of the Company. Mr. Guez also continues to serve as the Manager for the Company’s William Rast apparel line.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment Number 2 does not amend or supplement the response to Item 3 contained in the Original Filing, as amended by Amendment Number 1.

Item 4.	Purpose of Transaction.

This Amendment Number 2 does not amend or supplement the response to Item 4 contained in the Original Filing, as amended by Amendment Number 1. The transactions reported in this Amendment Number 2 relate to the sale of Common Stock by Mr. Guez to realize a return on his investment.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Filing is supplemented and amended by the information below.

Pursuant to the Company’s registration statement on Form SB-2, Mr. Guez in private sales sold the following shares of the Company’s Common Stock held by him on the dates and at the prices indicated in the table below:

Security Sold	Transaction Date	Number of Shares Sold	Sale Price	Amount of Securities Beneficially Owned Following Transaction
Common Stock	08/24/2007	2,500,000	$0.40	11,698,387
Common Stock	08/28/2007	500,000	$0.40	11,198,387

SCHEDULE 13D/A
Page 4 of 5 Pages

As of September 13, 2007, Mr. Guez beneficially owned 11,198,387 shares of the Company’s Common Stock. Of the shares of Common Stock to which this Amendment Number 2 relates, 10,098,387 are held by Mr. Guez as an investment and 1,100,000 are held by Daniel S. Guez as Custodian for Isabella Guez UTMA of CA, also for investment. Assuming a total of 34,942,563 shares of the Company’s Common Stock outstanding as of September 13, 2007, the Guez Shares constitute approximately 32.0% of the shares of the Company’s Common Stock issued and outstanding. Mr. Guez has the sole power to vote and dispose of the Guez Shares.

On November 22, 2005, Mr. Guez entered into a Voting Agreement with Colin Dyne and Keating Reverse Merger Fund (“KRM Fund”), the terms of which were previously disclosed in the Original Filing. On November 22, 2006, the obligations of Mr. Guez, Mr. Dyne, and KRM Fund contained in the Voting Agreement with respect to the election of directors to the Company’s Board of Directors terminated. Therefore, Mr. Guez is no longer a member of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Item 5 of this Amendment Number 2, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SCHEDULE 13D/A
Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: September 28, 2007	By:	/s/ Daniel Guez

Name: Daniel Guez